
DANIEL
Invest in a timeless Biblical epic

INVEST IN **DANIEL FILM LLC**

# A Timeless Biblical Epic Movie for Theatrical Release

unveiltv.com Albuquerque, NM

## Highlights

1. Team's resume includes the $110Million hit movie I Can Only Imagine & 2024 hit Reagan (Dennis Quaid)
2. The soundtrack includes an exclusive re-recording by multi-platinum artist, Michael W Smith
3. A powerhouse marketing team whose work include the hits Jesus Revolution, Soul Surfer & The Shack
4. Kooman Brothers previous films have over 25M+ views, streaming on Amazon Prime & Tubi.
5. Cannes Film Festival 2024 award winning Cinematographer attached.
6. 35% of our Production Budget will be offset by International tax credits
7. The film has acquired an LOI for theatrical distribution.
8. Our goal is to inspire audiences globally to Stand For the Truth, like Daniel & his three friends

## Featured Investor



**Bryan & Lisa McIver**
Syndicate Lead

Follow

Invested $24,000

**Bryan & Lisa McIver oversee the McIver Family Foundation and have been teammates in entrepreneurship since they were married, 20 years ago.**

---

"The Bible's rich and timeless story of Daniel, contains so many parallels for our world today and we think it's important that stories like it are put onto a broader stage with a wider exposure for its powerful message of faith and hope in the face of a culture that is abrasive to God's truth. We're very excited that Daniel Kooman and the team at Unveil Studios are collaborating with other world class talent to bring this story to life on the big screen."

# Our Team



### Daniel Kooman Writer/Director

Daniel has received Best Director at numerous International Film Festivals for She Has A Name, a hard-hitting drama starring Will Yun Lee & Gil Bellows. Daniel's best-selling book Breath of Life is a 4-part Series featuring Dallas Jenkins, Skillet & TFK.



### Travis Mann Producer

Executive Producer of I Can Only Imagine, earning over $110 Million in global revenues. Travis is also Executive Producer of the 2024 film Reagan, starring Dennis Quaid which opened to 10.3M Labor Day Weekend 2024.



### Matthew Kooman Writer/Director

As a visionary creator, Matthew has won International film awards as Producer and Director of She Has A Name, Breath of Life & Dream: Find Your Significance. Matthew's work lives on Prime Video, Tubi & UnveilTV which he co-founded with his brothers.

## 5 Reasons to Invest in DANIEL:


DANIEL
Invest in a timeless Biblical epic

1. Producing team with over $130M in box office revenue on conservatively-budgeted independent films.
2. Investors recoup 110% of principal plus their pro-rata share of 50% of the backend *AND* fan based perks!
3. A timeless, relevant true story about courage & faith in the face of tyranny, that will inspire and entertain audiences worldwide.
4. Producers have the support of key Bible-based organizations and Old Testament scholars for an accurate, inspiringly fresh take on a beloved Biblical character.
5. Theatrical Distributors are lining up to release the completed movie.

## About the Founders:


WRITTEN & DIRECTED BY THE KOOMAN BROTHERS
God has given The Kooman Brothers an important, creative voice.
- Dallas Jenkins
Creator of The Chosen
The Kooman Brothers' movies She Has A Name and Breath of Life have streamed in more than 25Million homes, winning numerous industry awards & film festivals.


MICHAEL W SMITH
SPECIAL MUSIC
TYLER MICHAEL SMITH
COMPOSER
Michael W Smith (Grammy winner) has recorded a new version of the beloved hit "Awesome God" for DANIEL.
His son Tyler, a talented composer, is writing the original score for the film.

# TRAVIS MANN
## PRODUCER



Our producer developed the hit movie *I Can Only Imagine*, which has earned $110 Million in Global Revenue.


FINLEY CARROLL ADKINS SHIRER QUAID
I CAN ONLY IMAGINE
THE SONG YOU KNOW. THE STORY YOU DON'T.
"BOTH BEAUTIFUL AND EMOTIONALLY POWERFUL."


DENNIS QUAID
REAGAN
PENELOPE ANN MILLER
JON VOIGHT
IN THEATERS AUGUST 30

Reagan is our Producer's most recent film, which is a box office hit, earning over $20Million dollars in the first 2 weeks at the North American box office.

## ASHLEY BRATCHER
### CONSULTING PRODUCER

Ashley is the CEO of Simple Jane Films, award winning actress, producer, and star of the box office hit, *Unplanned*. Ashley has worked in the film industry for over a decade with 40+ film and television credits to her name.





## PRODUCTION TAX CREDIT

We have received approval for up to $600,000 in international tax credits, an impressive 35% credit after principal photography is completed.

*All revenue projections are speculative, and can not be guaranteed. At the same time, producers due diligence has been completed, with market research to determine possible revenue streams for the completed movie.*


PROJECTIONS
BASED ON CAMPARABLES
$110M Worldwide
$20M Budget
ROI EST. 3X
RISEN
$21.5M Worldwide
$6M Budget
ROI EST. 3X
UNPLANNED
$64 Worldwide
$2M Budget
ROI EST. 10X
GOD'S NOT DEAD
$19.5M +
$4M Budget
ROI EST. 4X +
DANIEL
STAND FOR THE TRUTH


REVENUE STREAMS
.PROJECTIONS HAVE BEEN MADE AFTER THOROUGH
MARKET RESEARCH, BUT NOT ALL ARE GUARANTEED
TAX CREDIT $ 600,000
EARLY TV SALES $ 400,000
CONSERVATIVE BOX OFFICE ESTIMATE (SDG RELEASE IN NORTH AMERICA) $12,000,000 +
VOD & SVOD $ 6,000,000 +
DEVOTIONALS, MERCH $ 500,000
$19.5Million USD + *

## More faith-based success stories, including our film producer Travis Mann's hit *I Can Only Imagine*:


MORE VALUES-BASED SUCCESS STORIES
$24M revenue year one
#2 USA Bluray release
$20Million + revenue year one
Trended Top 5 on USA Amazon
$110M global revenue
Producer T. Mann is on our film
THE BLIND
HIS ONLY SON
ONLY IMAGINE
Estimated ROI 4X
Estimated ROI 5X
Estimated ROI 6X


PARTNERSHIPS
THE KOOMAN BROTHERS have engaged COLLIDE MEDIA (who have marketed 120 of the 250 faith-based films released globally) to work on partnership growth for the film.
Collide's partner list includes:
Dr. David Jeremiah Ministries
YouVersion
Moody Bible Institute
Bible Gateway
American Bible Society
Museum of the Bible
The Gospel Coalition


SEQUEL
THE LION'S DEN
DANIEL is Part One in a Two-Part epic.
Your partnership in bringing Part 1 to life, sets up a hit sequel - Daniel: Lions Den, Part 2 in this thrilling movie adaptation of The Book of Daniel.
Early investors are the first ones invited to invest in Part 2.

## Our targeted release date: November 2025


DANIEL
STAND FOR THE TRUTH
A TIMELESS TRUE STORY OF FAITH
NOVEMBER
2025
INVEST.
BRING IT TO LIFE.

## LET'S TALK ABOUT THE PERKS:

$100: Our eternal gratitude! Be the first to see trailers and clips from the film!

$250: Your name in the credits. You helped us make it, now your name is part of cinematic history.*

$1,000: UnveilTV annual subscription! Get a 1-year Full membership to The Kooman Brothers exclusive streaming platform, with all-access pass to the movie and series content, and early behind-the-scenes access to the making of *Daniel*.

$5,000: Receive a signed copy of the Daniel movie poster. Signed by the Directors and Lead Actors.

$10,000: Get a first look at the script! This script will make you a believer. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen.**

$20,000: Invitation to the World Premiere! Come join us on the red carpet as we celebrate the opening of the movie. Mingle with celebrities and be the first to watch the story come to life on the big screen!***

$50,000: Own a piece of the movie! This perk is for the movie lovers who love collector's items! In addition to receiving an autographed poster, you'll be gifted a one of a kind prop following the release of the movie.

$250,000: Executive Producer Credit. Plus, receive 2 VIP passes for the world premiere that includes a private meet and greet with the stars and a trip down the red carpet.*

$500,000: Special set visit in India (includes previous perks). Travel Expenses to be covered by the production, this perk is for a special investor who wants to see the film being made for 3 shoot days in India, sitting with the directors during a portion of the film's production. All while making a lasting impact on the Daniel film production and legacy.*

---

**Credit on theatrical release is based on final distributor approval. But is guaranteed to appear in UnveilTV releases and websites.*

***A signed NDA will be required prior to receiving a copy of the script.*

****Travel and lodging not included.*

## More about the story:


Heart of DANIEL: A Conversation with the Directors
Share
UNVEIL STUDIOS
DANIEL KOOMAN
WRITER/ DIRECTOR
MATTHEW KOOMAN
WRITER/ DIRECTOR
HEART OF DANIEL
Watch on YouTube

# SYNOPSIS

**597BC.** In the first dramatic months of the Jewish exile into Babylon, Daniel and his brave friends are put to the test as the armies of Babylon take over Jerusalem.

Facing danger at every turn, the story climaxes at the fiery furnace, where they will be called to make the ultimate sacrifice, and decide once and for all whether they are willing to stand for the truth, even in the face of certain death.

**A true story about overcoming the impossible.**

# MYSTERY

THAT WILL SURPRISE & INSPIRE

**Biblical twists, hiding in plain sight within the Text will shock and delight the audience, building tremendous word of mouth.**


YOUNG DANIEL
Daniel was 16-18 years old when exiled to Babylon
Showing a young Daniel is a brand new take on the timeless story, and greatly raises the stakes for everyone, including megalomaniac King Nebuchadnezzar.
By revealing Daniel to be alive at the same time as Israel's Prophet Jeremiah, and accurately portraying Daniel as a young adult, it breathes new life into the epic tale.

## To date, we have filmed 10% of the movie as proof of concept. While some actors will be recast for key roles, you'll get a glimpse of the quality of cinematography, locations and production value.

We are aiming to complete the remaining 90% by March 2025.


Daniel Film - Coming to Theaters 2025
Share
Coming to theaters 2025
DANIEL
Watch on YouTube

## Ready to invest?

Our offering involves preferred stock ownership, giving you a stake in the film alongside us. Investors are prioritized to recoup 110% of their principal investment before profit-sharing begins. Following this, investors receive a pro-rata share of 50% of the backend, along with exclusive perks outlined above.

## How does the film make money?

There are a variety of ways for films to generate revenue:

- Box Office: The most traditional and significant revenue stream for films is box office earnings. When a film is shown in theaters, a portion of ticket sales goes to the film's distributor and production studio. The percentage varies depending on factors like the film's budget, distribution deals, and performance.
- Home Entertainment: Films generate revenue through home entertainment sales and rentals, including DVD and Blu-ray sales, digital downloads, and streaming rights. This revenue stream has become increasingly important with the rise of streaming platforms like Netflix, Hulu, Amazon Prime Video, Disney+, and more.
- Television and Cable Rights: Films can also earn revenue through licensing agreements with television networks and cable channels for broadcast rights. These agreements may include both domestic and international distribution.
- Ancillary Markets: Films can generate revenue from ancillary markets such as airline and hotel screenings, educational distribution, and licensing agreements for theme park attractions or museum exhibitions.
- International Sales: Films can earn revenue from international distribution deals, including theatrical releases, home entertainment, and television rights in foreign markets.

*Future projections are not guaranteed.*

---

## How are profits distributed?

1. Recoupment of Costs (Expenses): The first step in the waterfall is often the recoupment of production costs and other expenses associated with the film. This includes expenditures such as production costs, marketing expenses, distribution fees, and overhead costs. These costs must be recouped before any revenue is distributed to investors or profit participants.
2. Debt: The next step is to allocate revenue towards settling any outstanding debts or deferred payments that the production has incurred. This includes any loans or financial obligations the production may have, as well as any fees that have been deferred for producers or directors involved in the project. (Daniel Film LLC is currently debt free!)
3. Investors' Preferred Return of Capital: Once costs are recouped, the next step is the return of capital to investors. Investors receive their initial investment amount plus 10% before any additional profits are distributed.
4. People making the project don't participate in profits until investors are paid back first.
5. Residuals and Guild Payments: If applicable, payments to guilds (such as the Screen Actors Guild) and residuals to talent for their ongoing participation in the film's success may be distributed at this stage.
6. Profit Sharing: Once all prior obligations are fulfilled, any remaining profits are distributed to investors based on a pro-rata share of 50% of the backend.

*Future projections are not guaranteed.*

Thank you for partnering with us to inspire global audiences through the timeless story of Daniel, Shadrach, Meshach and Abednego.